 Exhibit 99.2

STEAMBOAT CAPITAL PARTNERS, LLC

420 Lexington Avenue, Suite 2300

New York, New York 10170

June 24, 2020

Mr. Clayton Andrews

Mr. Kerry Campbell

Ms. Stefani Carter

Mr. Andrew Jones

Mr. Daniel Khoshaba

Ms. Deborah Markus

Ms. Paula Poskon

Mr. Joseph Stilwell

Wheeler Real Estate Investment Trust, Inc.

2529 Virginia Beach Boulevard, Suite 200

Virginia Beach, Virginia 23452

Dear Sirs and Madams:

We hope that you and your families are safe and well in our turbulent times. As you are aware from our public filings, Steamboat Capital Partners, LLC (“Steamboat”) is a registered investment adviser, clients of which are and have been for some time owners of Series D and Series B preferred stock of Wheeler Real Estate Investment Trust, Inc. (“Wheeler”).

We have watched over the last several quarters as the company has undergone positive changes and we commend you and your team for having successfully dealt with many impending debt maturities. However, as of April 15th, 2020, dividends on the Series D Preferred Stock have been in arrears for six consecutive quarterly periods and Series D Preferred Stockholders are entitled to elect two members of the Board (the “Series D Directors”) under the Preferred Dividend Default provision. Steamboat’s clients own 694,096 shares of Series D (representing 19.3% of the Series D) and 479,805 shares of Series B (along with the Series B, “Parity Preferred Stock”), representing 21.4% of the outstanding Parity Preferred Stock. The owners of the above shares, acting through Steamboat as their agent, hereby request that a special meeting be called to elect two Series D Directors.

In addition, given the size of our clients’ holdings we have identified two candidates to fill the seats of the Series D Preferred Directors.  Our candidates are well-credentialed and qualified to assist the board and all of the company’s constituents in preserving and maximizing the value of the company. We strongly urge the Board of Directors to nominate these candidates to fill the Series D Preferred Director seats.

Steamboat’s COO Jeff Rose and I are available to discuss this matter and we look forward to hearing from you.

Sincerely,

/s/ Parsa Kiai

Parsa Kiai,

Managing Member

Steamboat Capital Partners, LLC